August 2008 Pricing Sheet dated August 22, 2008 relating to Preliminary Pricing Supplement No. 727 dated July 24, 2008 to Registration Statement No. 333-131266 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Equities
Capital Protected Units due November 29, 2011
Each Consisting of a Zero-Coupon Note and a Call Warrant on a Global Basket of Equity Indices
PRICING TERMS– AUGUST 22, 2008
Issuer:	Morgan Stanley
Issue price:	$10 per unit (see “Commissions and Issue Price” below)
Pricing date:	August 22, 2008
Original issue date:	August 29, 2008 (5 business days after the pricing date)
Maturity date:	November 29, 2011
Interest:	None
Basket:	Basket Indices	Weighting	Initial Index Value	Multiplier
	S&P 500® Index (the “S&P 500 index”)	33.3333%	1,292.20	0.002579577
	Nikkei 225 Index (the “Nikkei index”)	33.3333%	12,878.66	0.000258826
	Dow Jones Euro STOXX 50® Index (the “Euro STOXX 50 index”)	33.3333%	3,280.41	0.001016132
Payment at maturity:
The payment at maturity per unit will equal:
¡  The $10 face amount of the note component plus
¡  The cash settlement amount, which may be zero, on the call warrant component, subject to the maximum cash settlement amount of $4.70
If the units are held to maturity, in no event will the payment at maturity on the units be less than $10.

Cash settlement amount:	$10 times the basket performance times the participation rate, subject to the maximum cash settlement amount In no event will the cash settlement amount be less than $0.
Participation rate:	100%
Maximum cash settlement amount:	$4.70
Basket performance:	(final basket value - initial basket value) / initial basket value
Initial basket value:	10, which is the sum of the products, for each basket index, of the initial index value and the multiplier for such basket index
Final basket value:	The sum of the products, for each basket index, of the final index value and the multiplier for such basket index
Initial index value:	S&P 500 index: the official closing value on the pricing date Nikkei index and Euro STOXX 50 index: the official closing value on the index business day immediately following the pricing date
Final index value:
For each basket index, the final index value will equal:
¡      If the call warrant component is automatically exercised on November 24, 2011, which we refer to as the automatic exercise date, the closing value of the index on the automatic exercise date; or
¡     If the units have been previously separated and the call warrant component is exercised before the automatic exercise date, the index closing value on the index business day immediately following the date we receive notice of such exercise, subject, in each case, to postponement for non-index business days and market disruption events.

Separation right:
Beginning on November 28, 2008, you will have the right to separate your units into their component parts, subject to the requirement that you have an account approved for naked options trading.  Upon such separation, you may trade each component part separately.  You should consult with your financial advisor to determine whether your brokerage account would meet the appropriate options trading requirements.

Exercise date:
(i)      if a call warrant has not been previously exercised, the automatic exercise date; or
(ii)     if a unit has previously been separated, the trading day immediately following the day on which notice of exercise is received;

CUSIP:	For the units, 617480710, for the notes, 617482AT1 and for the call warrants, 617480728
Listing:	None of the units, the notes and the call warrants will be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per Unit	$10	$0.20	$9.80
Total	$7,980,000	$159,600	$7,820,400

(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of the units purchased by that investor.  The lowest price payable by an investor is $9.925 per unit.  Please see the cover page of the accompanying preliminary pricing supplement for further details.

(2)	For additional information, see “Supplemental Information Concerning Plan of Distribution” in the accompanying preliminary pricing supplement.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500®” and “500®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  All rights to the Nikkei 225 Index are owned by Nikkei Inc., and we will have received the consent of Nikkei Digital Media, Inc. to use and refer to the Nikkei 225 Index in connection with the units as of the issue date of the units.  “Dow Jones EURO STOXX®” and “STOXX®” are registered trademarks of STOXX Limited and have been licensed for use by Morgan Stanley.  The units are not sponsored, endorsed, sold or promoted by any of the foregoing index publishers, and the index publishers make no representation regarding the advisability of investing in the units.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 727 dated July 24, 2008
Amendment No. 1 to Prospectus Supplement dated July 24, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.